UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SWITCH, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87105L104

(CUSIP Number)

September 3, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	13G	Page 2 of 10

1	NAMES OF REPORTING PERSONS Jeffrey Alan Troesh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,000,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 7,000,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 87105L104	13G	Page 3 of 10

1	NAMES OF REPORTING PERSON FIRST ST SWITCH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,000,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 7,000,000
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 87105L104	13G	Page 4 of 10

Item 1(a).	Name of Issuer.

Switch, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

7135 S. Decatur Boulevard Las Vegas, NV 89118

Item 2(a).	Name of Person Filing.

(i)	Jeffrey Alan Troesh

(ii)	First St Switch LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence.

For all filing persons:	1370 Jet Stream Drive Suite 100 Henderson, Nevada 89052

Item 2(c).	Citizenship.

(i)	Jeffrey Alan Troesh is a citizen of the United States of America.

(ii)	First St Switch LLC was organized as a limited liability company under the laws of the State of Nevada.

Item 2(d).	Title and Class of Securities.

For all filing persons: Class A Common Stock

Item 2(e).	CUSIP Number.

87105L104

Item 3.	This statement is not filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c).

CUSIP No. 87105L104	13G	Page 5 of 10

Item 4.	Ownership.

Jeffrey Alan Troesh:

(a)	Amount beneficially owned

7,000,000 (1)

(b)	Percent of class

6.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 7,000,000 (1)

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 7,000,000 (1)

(iv)	shared power to dispose or to direct the disposition of: -0-

First St Switch LLC:

(a)	Amount beneficially owned

7,000,000

(b)	Percent of class

6.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 7,000,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 7,000,000

(iv)	shared power to dispose or to direct the disposition of: -0-

CUSIP No. 87105L104	13G	Page 6 of 10

The numbers of shares reported by each filing person represent, in whole or in part, as specified below, a right to acquire shares of Class A Common Stock of Switch, Inc. (“Class A Common Stock”), upon redemption or exchange of common membership interests ("Common Units") of Switch, Ltd., a subsidiary of Switch, Inc. Holders of Common Units are entitled to have their Common Units redeemed for shares of Class A Common Stock on a one-for-one basis or, at the election of Switch, Inc., cash equal to a volume weighted average market price of a share of Class A Common Stock. Switch, Inc., also has the right to elect a direct exchange of Class A Common Stock or the cash payment for the filing person's Common Units. Upon the redemption or exchange of Common Units, an equal number of shares of Class B Common Stock (which have voting rights only) owned by the reporting persons will be forfeited and cancelled. First St Switch LLC has given notice to Switch, Inc., of its desire to have 7,000,000 Common Units redeemed for an equal number of shares of Class A Common Stock. It is anticipated that the redemption and issuance of the shares of Class A Common Stock to First St Switch LLC will be completed on or about November 5, 2020.

The percentages of outstanding shares of Class A Common Stock reported by each reporting person assumes that the Common Units held by the reporting person will be redeemed or exchanged for an equal number of shares of Class A Common Stock. The percentages were calculated assuming 108,934,512 shares of Class A Common Stock outstanding (as reported by Switch, Inc., in its Quarterly Report on Form 10-Q filed on August 10, 2020, as being outstanding as of August 6, 2020), plus the number of shares of Class A Common Stock each filing person may acquire upon redemption of the Common Units.

(1)	The number of shares reported by Jeffrey Alan Troesh includes the shares reported by First St Switch LLC based on his acting as manager of and having sole dispositive control of the Common Units held by First St Switch LLC and sole voting and dispositive control of any shares of Class A Common Stock that are acquired by First St Switch upon a redemption of the Common Units held by First St Switch LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 87105L104	13G	Page 7 of 10

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned reporting persons certifies, to the best of his or its knowledge and belief, that the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87105L104	13G	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JEFFREY ALAN TROESH

Date: 9/14/2020	/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh

FIRST ST SWITCH LLC

Date: 9/14/2020	/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh, Manager

CUSIP No. 87105L104	13G	Page 9 of 10

EXHIBIT INDEX

1	Joint Filing Agreement dated September 14, 2020 by and between Jeffrey Alan Troesh and First St Switch LLC

CUSIP No. 87105L104	13G	Page 10 of 10

EXHIBIT A

Agreement for Joint Filing of Schedule 13G

The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the Class A Common Stock of Switch, Inc., a Nevada corporation, shall be, and is, filed on behalf of each of the undersigned.

JEFFREY ALAN TROESH

Date: 9/14/2020	/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh

FIRST ST SWITCH LLC

Date: 9/14/2020	/s/ Jeffrey Alan Troesh
Jeffrey Alan Troesh, Manager